FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


               PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                         FOR THE 19TH OF SEPTEMBER, 2006

                                  msystems Ltd.
                  (Translation of registrant's name in English)


                                 7 ATIR YEDA ST.
                             KFAR SABA 44425, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

           Form 20-F      X                          Form 40-F
                      -----------                               ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ____
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

             Yes                                        No     X
                  -----------                               ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-___________________.



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                                    CONTENTS

         A derivative lawsuit was filed in the District Court of Tel-Aviv, Israel, against msystems Ltd. (the "Company") and four of its directors, including one director who is President and Chief Executive Officer. The plaintiff, a purported shareholder of the Company, requests the permission of the District Court to sue, on behalf of the Company, the four directors for breach of their duty of care and duty of loyalty in connection with prior option grants alleged to have been made in violation of applicable law. The plaintiff claims that the four directors must compensate the Company in an amount equal to the additional income the Company would have allegedly received from the exercise of the options had they been granted properly.













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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    msystems Ltd.
                                       -----------------------------------------
                                                   (Registrant)

Date:  September 19, 2006                   By:    /s/ Donna Gershowitz
       -----------------------                   -------------------------------
                                            Title:  VP, General Counsel




















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